EXHIBIT 99.10

Alexco Resource Corp.

TO:         Alexco Resource Corp. (the "Company")
British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
United States Securities and Exchange Commission
Toronto Stock Exchange

Re: Consent of Expert

Reference is made to the prospectus supplement of the Company dated March 25, 2020 and the documents incorporated by reference therein, including the Company's annual information form for the year ended December 31, 2019 (collectively, the "Supplement"), and the Company’s amended registration statement on Form F-10/A (File No. 333-227024) (the "Registration Statement").
I hereby:
1.	consent to the use of my name and authorize the use of the information represented in the Supplement and the Registration Statement as having been prepared by or under my supervision; and
2.
confirm that I have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the information represented in the Supplement as having been prepared by me or under my supervision or within my knowledge as a result of the services performed by me in connection with such information.

Dated this 25th day of March, 2020.

"Alan McOnie"
Alan McOnie, FAusIMM